Exhibit 8.1

List of Subsidiary of KT Corporation
(As of December 31, 2004)

Jurisdiction of
Name	Incorporation
KT Freetel Co., Ltd.	Korea
KT Hitel Co., Ltd.	Korea
KT Submarine Co., Ltd.	Korea
KT Powertel Co. Ltd.	Korea
KT Networks Corporation	Korea
KT Linkus Co., Ltd.	Korea
Korea Telecom America, Inc.	U.S.A.
Korea Telecom Philippines, Inc.	Philippines
New Telephone Company	Russia
Korea Telecom Japan Co., Ltd.	Japan
KTF Technologies Inc.	Korea
KT Commerce Inc.	Korea
KT China Co., Ltd.	China